Exhibit 99.5

2023 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Baytex Energy Corp. ("Baytex") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the notice of meeting and information circular and proxy statement of Baytex dated April 3, 2023 (the "Information Circular"), shareholders receive this notice explaining how to access such materials electronically. Using notice and access substantially reduces printing and mailing costs, while managing Baytex’s impact on the environment.

MEETING DATE AND VIRTUAL LOCATION

WHEN:	Monday, May 15, 2023 at 3:00 p.m. (Calgary time)
WHERE:	Online at: https://web.lumiagm.com/#/287416586

The meeting will be held virtually only. All shareholders regardless of geographic location and equity ownership can attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board of Directors and the CEO of Baytex. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.

VOTING MATTERS OF THE MEETING

Approval of Merger Resolution: Shareholders will be asked to consider and vote on an ordinary resolution, the full text of which is set forth in Appendix A to the Information Circular to approve the issuance of common shares in the capital of Baytex pursuant to the agreement and plan of merger dated February 27, 2023 between Baytex and Ranger Oil Corporation (the "Merger Resolution"). Information in respect of the Merger Resolution can be found in the information Circular under “The Merger”, "Effect of the Merger", and "Matters to be Acted Upon at the Meeting - Merger Resolution"

Election of Directors: Shareholders will be asked to elect eight (8) directors for the ensuing year. Information respecting the election of directors can be found in the Information Circular under " Matters to be Acted Upon at the Meeting - Election of Directors".

Appointment of Auditors: Shareholders will be asked to appoint KPMG LLP, Chartered Professional Accountants as Baytex's auditors for the ensuing year, and authorize Baytex's directors to fix their remuneration. Information respecting the appointment of KPMG LLP can be found in the Information Circular under " Matters to be Acted Upon at the Meeting - Appointment of Auditors".

Say on Pay: Shareholders will be asked to approve a non-binding advisory resolution regarding Baytex's approach to executive compensation, which is more fully described in the Information Circular under " Matters to be Acted Upon at the Meeting - Advisory Vote on Executive Compensation".

SHAREHOLDERS ARE ENCOURAGED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING

Meeting materials can be viewed at www.sedar.com, https://www.baytexenergy.com/investors/shareholder-meetings/, or www.BaytexASM.com.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

•	Calling 1-800-524-5521; or

•	Sending an email to investor@baytexenergy.com

If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 3:00 p.m. (Calgary time) on May 11, 2023 (or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment or postponement of the Meeting), your request must be received no later than Friday, May 5, 2023 (or if the Meeting is adjourned or postponed, the date that is 5 business days prior to the date of such adjourned or postponed Meeting). Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

Baytex has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.

VOTING METHODS FOR SHAREHOLDERS

There are several convenient ways to vote your shares as a Beneficial or Registered Shareholder described below. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your shares.

	Beneficial Shareholders Shares held with a broker, bank, or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
Internet:	www.proxyvote.com	https://login.odysseytrust.com/pxlogin
Email or Fax:	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
Mail:	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope

Please submit your vote well in advance of the proxy deposit deadline of 3:00 p.m. (Calgary time) on Thursday, May 11, 2023 (or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment or postponement of the Meeting). To keep current with and obtain information about voting your Baytex common shares, please visit www.BaytexASM.com.

BOARD RECOMMENDATION

The Board of Directors of Baytex unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions, please contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.